Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces the Election of its Directors and Change of Fiscal Year End
Montréal, Québec, Canada - July 15, 2016 - Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ.NEPT - TSX.NTB), announced that the nominees listed in its management proxy circular dated June 14, 2016 were elected as directors of Neptune at its Annual and Special Meeting of Shareholders held in Montreal, Canada on July 12,  2016 (the “AGM”). The detailed results of the vote for the election of directors are set out below.
Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Katherine Crewe	19,583,612	98.35%	329,155	1.65%
Ronald Denis	19,558,541	98.22%	354,226	1.78%
Pierre Fitzgibbon	19,710,213	98.98%	202,554	1.02%
James S. Hamilton	19,698,726	98.93%	214,041	1.07%
John M. Moretz	19,688,740	98.87%	224,027	1.13%
François R. Roy	19,538,051	98.12%	374,716	1.88%
Leendert H. Staal	19,641,452	98.64%	271,315	1.36%
Victor Neufeld	17,855,661	89.67%	2,057,106	10.33%
Richard P. Schottenfeld	19,506,660	97.96%	406,107	2.04%

For further information on the voting results of the resolution passed during the AGM, please refer to the Report of Voting Results available on SEDAR.

Change in Fiscal Year End to March 31st

The Corporation also announces that it will be transitioning to a new fiscal year-end in 2017. As a result of this transition, the Corporation year-end will take place on March 31, 2017 rather than February 28, 2017. The change in year-end will be better aligned with Acasti’s industry comparables and standard quarters. This change has been approved by the Board of Directors, in accordance with the Corporation by-laws. For purpose of its regulatory filings, the Corporation will report results for the 13th month transition period ended March 31, 2017 with a last quarterly period (Q4) covering a four-month period from December 1, 2016 to March 31, 2017.

About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers a variety of specialty ingredients, including premium krill oil manufactured in our state-of-the art facility and a variety of other marine oils, seed oils and specialty ingredients.  Neptune offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com.  Oceano3 brand is also sold in bulk to unbranded distributors.   The Company’s head office is located in Laval, Quebec.
Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. (“Acasti”).  Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	Pierre Boucher
VP & CFO 1.450.687.2262	MaisonBrison 1.514.731.0000
m.paradis@neptunebiotech.com	pierre@maisonbrison.com
neptunebiotech.com